UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

CALL NOTICE FOR

EXTRAORDINARY GENERAL MEETING

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited, as provided in Article 124 of Law nº 6,404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Extraordinary General Meeting to be held on December 30, 2013, at 11 a.m., in the Company’s headquarters building, located at Alameda Santos, n° 1357/6º floor, Room Eucalyptus, City of São Paulo, State of São Paulo, to deliberate the following agenda:

(a)         Analyze the Appraisal Report prepared by PricewaterhouseCoopers Independent Auditors, specialized firm responsible for the valuation of the net worth of Aracruz Celulose SA for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Aracruz Celulose.S.A.;

(b)         Analyze the Appraisal Report prepared by Baker Tilly Brasil — ES Auditores Independentes, specialized firm responsible for the valuation of the net worth of Mucuri Agroflorestal S.A. for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Mucuri Agroflorestal S.A.;

(c)          Authorize the Company’s management to take all the measures necessary to implement the resolutions approved by the shareholders.

General Information:

1.  The holders of the Company’s common nominal shares are invited to participate, in person or represented by an attorney-in-fact or legal representative, in the General Meeting presently summoned, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law n. 6,404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

• Individual Shareholders: Personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after December 24, 2013;

• Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after December 24, 2013;

• Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after December 24, 2013.

1.1. The Shareholder that will be represented by an attorney-in-fact must deposit the respective power of attorney at the Company’s headquarters up to 3 (three) business days before the date set for the General Meeting presently summoned, in accordance with Article 28, § 4, of the Bylaws. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/7° floor, 01419-908, São Paulo - SP.

1.2. If the Shareholder has not deposited the power of attorney within the time period established in Article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meeting, as long as they present, by that date, the originals of the documents proving their powers.

2. All documents pertaining to the matters to be resolved in the General Meeting in question, including all the documents required by the Ruling n. 481 issued by the Brazilian Securities and Exchange Commission of December 17, 2009, are available to the Shareholders at the Company’s headquarters, on the webpage of the Company’s department of Investor Relations (www.fibria.com.br/ir), on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br), and on the São Paulo Stock Exchange BM&FBOVESPA website (www.bmfbovespa.com.br).

São Paulo, December, 13, 2013.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO